                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                     Integrated Measurement Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   457923100
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                                (CUSIP Number)

         Byron Milstead                                  Kerry T. Smith
         General Counsel                        Brobeck, Phleger & Harrison LLP
    Credence Systems Corporation                      Two Embarcadero Place
         215 Fourier Ave.                                 2200 Geng Road
    Fremont, California  94539                    Palo Alto, California  94303
         (510) 657-7400                                  (650) 424-0160
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 457923100                   13D                PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Credence Systems Corporation
      IRS I.D. #94-2878499
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(D) OR 2(E)

      [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,559,000 (with respect to certain matters as set
                          forth in the Shareholder Agreement dated as of May 16,
      SHARES              2001, the form of which is filed as Exhibit 2 to this
                          Schedule 13D)
   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8

       EACH               0
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON
                          0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *2,559,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      Approximately 32.4% (based on the number of shares of Issuer Common Stock outstanding as of May 15, 2001 as represented by the Issuer in the Agreement and Plan of Reorganization and Merger dated as of May 16, 2001 and incorporated by reference as Exhibit 1 to this Schedule 13D)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
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* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Credence Systems Corporation that it is the beneficial owner of any of the Common Stock of Integrated Measurement Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Integrated Measurement Systems, Inc., an Oregon corporation (the "Issuer"). The principal executive office of the Issuer is located at 9525 S.W. Gemini Drive, Beaverton, Oregon 97008.

Item 2.   Identity and Background.

     (a) The name of the person filing this statement is Credence Systems Corporation, a Delaware corporation ("Credence").

     (b) The address of the principal office and principal business of Credence is 215 Fourier Avenue, Fremont, California 94539.

     (c)  Credence designs, manufactures, markets and services versatile, high performance integrated circuit validation systems.  Set forth in Schedule A
                                                                      ----------
is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof. Schedule A also sets forth
                                                     ----------
information

regarding certain persons who because they may be deemed to beneficially own more than ten percent of Credence's outstanding stock, may be deemed to control Credence.

     (d) During the past five years, neither Credence nor, to Credence's knowledge, any person named in Schedule A to this Statement, has been convicted
                               ----------
in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Credence nor, to Credence's knowledge, any person named in Schedule A to this Statement, was a party to a
                               ----------
civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Credence is a Delaware corporation. To Credence's knowledge, each natural person listed on Schedule A is a citizen of the United States.
                         ----------

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Merger and Reorganization, dated May 16, 2001, by and among Credence, Iguana Acquisition Corporation, an Oregon corporation and wholly-owned subsidiary of Credence, and the Issuer, and subject to the terms and conditions set forth therein, Iguana Acquisition Corporation will be merged with and into the Issuer, with each share of the Issuer's common stock being converted into the right to receive 0.90 shares of Credence's common stock. The merger is subject to approval of the merger and the merger agreement by the shareholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the merger agreement. The foregoing summary of the merger is qualified in its entirety by reference to the copy of the merger agreement included as Exhibit 1 to this Schedule 13D and incorporated
                                 ---------
herein in its entirety by reference.

     This statement on Schedule 13D relates to a shareholder agreement between Credence and a shareholder of the Issuer, whereby the shareholder has agreed to vote its shares of the Issuer's common stock in favor of the merger agreement, in favor of any matter or action required to facilitate the merger and against any proposal for any recapitalization, merger, sale of assets or other business combination relating to the Issuer, other than the merger. No funds were used and no funds are to be used by Credence in entering into the shareholder agreement and in acquiring the proxy thereunder. The shareholder agreement and proxy were acquired by Credence as part of a package of agreements in connection with the merger.

Item 4.   Purpose of Transaction.

     (a)-(b) As described in Item 3 above, this statement relates to the merger of Iguana Acquisition Corporation with and into the Issuer in a statutory merger pursuant to the Oregon Business Corporation Act. At the effective time of the merger, the separate existence of Iguana Acquisition Corporation will cease to exist and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Credence. Holders of outstanding shares of the Issuer's common stock will receive, in exchange for each share of the Issuer's common stock held by them immediately prior to the completion of the merger,
0.90 shares of Credence's common stock. Credence will assume the Issuer's outstanding options.

     The merger agreement contains customary representations and warranties on the part of Credence, the Issuer and Iguana Acquisition Corporation. The consummation of the merger is subject to customary closing conditions, including, without limitation, approval by the shareholders of the Issuer. The merger agreement also contains covenants regarding the activities of the parties pending consummation of the merger. In certain circumstances, upon a termination of the merger agreement, a cash termination fee is required to be paid.

     As a condition and an inducement to Credence to enter into the merger agreement, a certain shareholder of the Issuer (the "Parent Signatory") has entered into a shareholder agreement, dated as of May 16, 2001, with Credence and has irrevocably appointed the directors of Credence as their lawful attorneys and proxies. The proxies give the directors of Credence a limited right to vote each of the 2,559,000 shares of Issuer capital stock beneficially owned by the Parent Signatory (the "Shares"). Subject to certain limited exceptions, the Parent Signatory is prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the shareholder agreement. The Parent Signatory and the number of shares beneficially owned by it is set forth in Schedule B hereto
                                                          ----------
which is hereby incorporated herein by reference. The foregoing summary of the shareholder agreement is qualified in its entirety by reference to the form of shareholder agreement included as Exhibit 2 to this Schedule 13D and
                                  ---------
incorporated herein in its entirety by reference.

     In exercising their right to vote the Shares as lawful attorneys and proxies of the Parent Signatory, the directors of Credence will be limited, at every Issuer shareholders meeting and every adjournment thereof, and on every written consent of Issuer's shareholders, to vote the Shares (i) in favor of approval of the merger agreement, (ii) in favor of any matter or actions required to facilitate the merger, (iii) against any proposal for any recapitalization, merger, sale of assets or other business combination relating to the Issuer, other than the merger. The Parent Signatory may vote the Shares on all other matters. The shareholder agreement terminates upon the earlier to occur of (i) such date and time as the merger shall become effective in accordance with the terms and provisions of the merger agreement and (ii) such date and time as the merger agreement shall have been terminated pursuant to its terms.

     (c)  Not applicable.

     (d) The issuer currently has seven directors. Upon consummation of the merger, the initial directors of the surviving corporation shall be Graham Siddall, John Detwiler and Keith Barnes. Upon consummation of the merger, Keith Barnes shall be the President and Chairman, Fred Hall shall be the Vice President, Chief Financial Officer and Secretary, and John Detwiler shall be the Vice President and Assistant Secretary of the surviving corporation.

     (e) Other than as a result of the merger described above in Items 3 and 4, not applicable.

     (f) As a result of the merger, the Issuer will become a wholly-owned subsidiary of Credence.

     (g) Upon consummation of the merger, the articles of incorporation of the Issuer shall be amended to read in their entirety as set forth in the plan of merger attached to the articles of merger set forth as an exhibit to the merger agreement until thereafter amended as provided by the Oregon Business Corporation Act and such articles of incorporation. Upon consummation of the merger, the bylaws of Iguana Acquisition Corporation, as in effect immediately prior to the merger, will be the bylaws of the Issuer until thereafter amended as provided by the articles of incorporation of the Issuer, the Oregon Business Corporation Act and such bylaws.

     (h)-(i) If the merger is consummated, the Issuer's common stock will be de-registered under the Securities Exchange Act of 1934, as amended, and de-listed from the Nasdaq National Market.

     (j) Other than described above, Credence currently has no plans or proposals that relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although Credence reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) As a result of the shareholder agreement and irrevocable proxy, Credence may be deemed to be the beneficial owner of at least 2,559,000 shares of Issuer Common Stock. Such shares constitute approximately 32.4% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of May 15, 2001 as represented to Credence by the Issuer in the merger agreement and calculated in accordance with Rule 13d-3(d)(1)(i).

     Credence has the power to vote the 2,559,000 shares for the limited purposes described above under the shareholder agreement. Credence does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the shareholder agreement. Other than the limited voting rights described in Item 3 above, Credence (i) is not entitled to any rights as a shareholder of Issuer as to the Shares covered by the shareholder agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the shareholder agreement.

     To Credence's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.
                                     ----------

     (c) Neither Credence nor, to the knowledge of Credence, any person named in Schedule A, has effected any transaction in the Issuer's common stock during
   ----------
the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the merger agreement and the shareholder agreement or as described in the merger agreement, to the knowledge of Credence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

     1. Form of Agreement and Plan of Merger and Reorganization, dated as of May 16, 2001, by and among Credence Systems Corporation, Iguana Acquisition Corporation and Integrated Measurement Systems, Inc.

     2. Form of Shareholder Agreement dated as of May 16, 2001, by and among Credence Systems Corporation, Iguana Acquisition Corporation and Cadence Design Systems, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: May 25, 2001

                              Credence Systems Corporation


                              By: /s/ Graham Siddall
                                 -------------------------------------
                                 Graham Siddall
                                 Chief Executive Officer and President

                                   Schedule A
                                   ----------

                DIRECTORS, EXECUTIVE OFFICERS AND 10% HOLDERS OF
                          CREDENCE SYSTEMS CORPORATION

                              Present Principal Occupation
                              Including Name of Employer (if
                              other than Credence Systems
Name                          Corporation)                           Address of Employer
-----------------------       ------------------------------------   ------------------------------
Executive Officers:
------------------
Dr. Graham J. Siddall         Chief Executive Officer,               215 Fourier Avenue
                              President and Director                 Fremont, CA 94539

David A. Ranhoff              Executive Vice President and           215 Fourier Avenue
                              Chief Operating Officer                Fremont, CA 94539

John R. Detwiler              Chief Financial Officer, Secretary     215 Fourier Avenue
                              and Senior Vice President              Fremont, CA 94539

Outside Directors:
-----------------
Dr. William Howard, Jr.       Self Employed                          Scottsdale, AZ

Jos. C. Henkens               General Partner, Advanced Technology   Menlo Park, CA
                              Ventures

Jon D. Tompkins               Self Employed                          Los Altos, CA

Henk J. Evenhuis              Executive Vice President and CFO,      Danville, CA
                              Fair, Isaac and Company, Inc.

Bernard V. Vonderschmitt      Self Employed                          Jasper, IN

10% Holders:
-----------
Entities affiliated with      N/A                                    11100 Santa Monica Blvd.
Capital Group International,                                         Los Angeles, CA 90025
Inc. (1)

-----------
(1) Pursuant to a Schedule 13G/A dated February 13, 2001 filed with the Securities and Exchange Commission, Capital Group International, Inc. on its own behalf and on behalf of William C. Morris has reported that as of December 29, 2000, it had sole voting power over 5,040,970 shares, sole dispositive power over 5,989,970 shares and it has disclaimed investment power or voting power over such securities. Includes 5,442,070 shares of common stock beneficially owned by Capital Guardian Trust Company.

                                  Schedule B
                                  ----------

                     INTEGRATED MEASUREMENT SYSTEMS, INC.
                     ------------------------------------
      SHAREHOLDERS SUBJECT TO SHAREHOLDER AGREEMENT AND IRREVOCABLE PROXY
      -------------------------------------------------------------------

Parent Signatory                    Shares Beneficially Owned
----------------                    -------------------------

Cadence Design Systems, Inc.        2,559,000

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number                      Description of Document
--------------                      -----------------------

1 Form of Agreement and Plan of Merger and Reorganization, dated as of May 16, 2001, by and among Credence Systems Corporation, Iguana Acquisition Corporation and Integrated Measurement Systems, Inc.

2 Form of Shareholder Agreement, dated as of May 16, 2001, by and among Credence Systems Corporation, Iguana Acquisition Corporation and Cadence Design Systems, Inc.